Filed by LTX Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Credence Systems Corporation
Commission File No.:  000-22366
The following materials were first made available by LTX Corporation to its employees on June 22, 2008.
Strategic Merger of LTX and Credence The merger of LTX and Credence is an exciting time in the long history of LTX, and I firmly believe it is the right partnership, at the right time, for the future growth of our company. We will face challenges as we move through the process, but what is clear to e is the ability of LTX employees to rise to those challenges. With your help, we will build a powerful new company with the financial strength, growth opportunities, critical mass and operational efficiency necessary to lead the industry.
As we move through the merges and integration process, it is our goal to use emails, employee meetings, and our open door policy to provide you with as much information as possible. I’m sure we won’t anticipate all the questions that will come up, and there will be some that haven’t been decided yet or that legally we won’t be able to answer right away, but we are committed to

Key Details
Definitive agreement for strategic merger – June 20, 2008
Merger will create a new test company
Subject to customary regulatory/stockholder approvals
Transaction expected to close by September 30 2008
Separate companies until closing – remain competitors
No joint sales, marketing, engineering, roadmap or other activities.
Rationale (LTX perspective)
Complementary products and customers that expand our reach

Providing Direct Customer Advantages
Products
Focused, cost-optimized solutions
Broader, more comprehensive portfolio of proven technologies
Extensive deployment of systems in Asia
Roadmap
Driven by customers’ operational test requirements
Focused on cost effective testing regardless of the test strategy
Leverages proven R&D experienced and technologies
Support
Broader, strategically deployed global network
Enhanced local applications and support resources
Significantly expanded presence in Asia
Strength
Experienced, customer-focused leadership team
Size and scope necessary to provide comprehensive solutions
Broad range of leading customers in all target market segments

Employee Information
Benefit to Employees
Provides greater opportunities for growth and development – scale of business
Increases our financial strength and profitability – consistent profit sharing
Greater customer diversity will add to stability – less reliance on any one customer

Customer Communications
Supporting Our Customers
It is critical that we continue to demonstrate our unwavering commitment to our customers by continuing to provide the high caliber of products, delivery, service and support that they have come to relay on from LTX. It is our goal, and the responsibility of every LTX employee, to make this merger process seamless to our customers as we work to build our new organization.
Communicating with Customers
Tools and information to support communications with customers is provided on the Sales and Marketing Portal for Sales and other customer facing employees. Please contact your manager or Marc Walburg if you have any questions.
Important Note
As you go through the coming days and months, there is no doubt that the merger will be a frequent topic of conversation with customers and other outside parties. In these conversations, do not speculate or share any information beyond what is publically released. Limit your comments to the materials in the merger press release and the key messages document.
In addition, do not discuss the merger in any way with the media, analysts, or investors. Please forward all inquiries of this type to Antoinette McKinley.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in these materials regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of these materials.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.